EXHIBIT 99.1

GAMESQUARE ESPORTS INC.

ANNUAL INFORMATION FORM

For the year ended November 30, 2020

February 11, 2022

MEANING OF CERTAIN REFERENCES

GameSquare Esports Inc. (the “Company”, “GameSquare” or “we”) presents its consolidated financial statements in Canadian dollars. In this Annual Information Form, all references to “$” are to Canadian dollars and “US$” are to United States dollars. Disclosure in this Annual Information Form is made as at February 11, 2022 unless otherwise indicated. Certain terms used in this Annual Information Form are defined under “Glossary”.

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, contained in this Annual Information Form constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (Ontario), and are based on expectations, estimates and projections as of the date on which the statements are made in this Annual Information Form. The words “plans”, “expects”, “estimated”, “anticipates”, “intend”, “focus”, “outlook”, “potential”, “seek”, “strategy”, “vision”, “goal”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, frequently identify forward-looking statements. Forward-looking statements include, without limitation, statements of the Company with respect to: opportunities within esports, industry trends, the Company’s growth strategy, ability to pursue and execute on opportunistic and accretive acquisitions; synergies available to the Company following acquisitions; the Company’s business objectives; the Company’s ability to monetize its core asset portfolio; and the Company’s ability to execute on its business plan. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this Annual Information Form, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. In addition to any factors and assumptions set forth in this Annual Information Form, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this Annual Information Form. Such factors include, without limitation, risks relating to the following, which are discussed in greater detail in the “Risk Factors” section of this Annual Information Form: industry competition, the Company’s ability to achieve its objectives, the Company’s size and position in the industry and its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, ability of the Company to leverage its portfolio across entertainment and media platforms, dependence on the Company’s key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic and its variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All forward-looking statements in this Annual Information Form are qualified by these cautionary statements.

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THE COMPANY

Incorporation and Office Address

GameSquare Esports Inc. was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on December 13, 2018. The common shares of the Company (the “Common Shares”) are listed for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “GSQ”, the OTCQB Venture Market under the symbol “GMSQF” and the Frankfurt Stock Exchange under the symbol “29Q1”.

The head and registered office of the Company is 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5.

Intercorporate Relationships

The following organizational chart indicates the intercorporate relationships of the Company, as well as its material subsidiary entities. The chart does not include all of the Company’s subsidiaries. The assets and revenues of excluded subsidiaries did not, individually, exceed 10 percent, or, in the aggregate, exceed 20 percent, of the consolidated assets or consolidated revenues of the Company as at December 31, 2021.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development of the Company

GameSquare Inc. was incorporated under the laws of the province of Ontario on December 13, 2018 for the purposes of identifying, acquiring and building gaming and esports-focused companies with a focus on agency, influencer technology platforms, analytics technologies, content creation and media content assets. On May 27, 2019, GameSquare Inc. changed its name to Octane Play Inc. but then changed its name back to GameSquare Inc. on September 18, 2019.

On November 7, 2019, GameSquare Inc. and Code Red Esports Ltd. (“Code Red”) entered into a share purchase agreement pursuant to which GameSquare Inc. would acquire all outstanding common shares of Code Red (as amended on January 24, 2020 and February 18, 2020, the “Share Purchase Agreement”).

On February 10, 2020, Magnolia Colombia Ltd. (“Magnolia”) signed a letter of intent (the “Letter of Intent”) pursuant to which Magnolia would acquire all of the issued and outstanding shares in the capital of GameSquare Inc. by way of a reverse-takeover transaction (the “RTO”). The RTO was structured as a three-cornered amalgamation, pursuant to which 2631443 Ontario Inc., a wholly-owned subsidiary of Magnolia, and GameSquare Inc. amalgamated (the “Amalgamation”) to form a new company, GameSquare (Ontario) Inc. (“Amalco”). Prior to the completion of the Amalgamation, the existing common shares in the capital of Magnolia were consolidated and GameSquare Inc.’s shareholders received one common share of Magnolia for each common share of GameSquare Inc. As a result, Amalco became a wholly-owned subsidiary of Magnolia.

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Magnolia completed the RTO on October 2, 2020. Effective September 30, 2020, Magnolia delisted its common shares from the TSX Venture Exchange (the “TSX-V”) and, effective October 8, 2020, listed them on the CSE. On September 30, 2020, Magnolia changed its name to GameSquare Esports Inc. and on December 1, 2020 Amalco and GameSquare Esports Inc. amalgamated and became GameSquare Esports Inc.

Pursuant to the Share Purchase Agreement, Amalco acquired all outstanding common shares of Code Red on October 2, 2020.

Effective November 1, 2021, as part of an internal reorganization, GameSquare Esports Inc. amalgamated with its wholly-owned subsidiary, Reciprocity Corp. The amalgamated company retained the name GameSquare Esports Inc.

History of Magnolia Colombia Ltd.

Camflo Resources Ltd. (“Camflo”), a predecessor to Magnolia, was incorporated on March 21, 1997 under the Business Corporations Act (Alberta) (“ABCA”).

By articles of continuance dated May 24, 2001, Camflo was continued into Yukon Territory, and its name was changed to Camflo International Inc. by articles of amendment dated November 22, 2001. Camflo was continued back into Alberta by articles of continuance dated August 20, 2004 pursuant to the ABCA.

696406 Alberta Inc. (“Spearhead”), another predecessor to Magnolia, was incorporated on May 24, 1996 under the ABCA. By articles of amendment dated July 22, 1996, Spearhead changed its name to Spearhead Resources Inc.

Camflo amalgamated with Spearhead to become Arctos Petroleum Corp. (“Arctos”) on September 30, 2004 by way of articles of amalgamation under the ABCA. Thereafter, Arctos amalgamated with Stetson Oil & Gas Ltd. and changed its name to Stetson Oil & Gas Ltd. (“Stetson”) by way of articles of amalgamation dated November 9, 2007,

By articles of amalgamation pursuant to the ABCA dated June 1, 2009, Stetson amalgamated with 1470975 Alberta Ltd. to become Stetson. Stetson was then continued into Ontario pursuant to the provisions of the OBCA by articles of continuance dated August 21, 2014, and its name was changed to Magnolia Colombia Ltd. by articles of amendment dated June 14, 2017.

Following the completion of the RTO, Magnolia changed its name to GameSquare Esports Inc. by articles of amendment pursuant to the OBCA dated September 30, 2020.

Three Year History

Magnolia was previously involved in oil and gas exploration activities in Canada, the US and Colombia. Magnolia ceased all direct oil and gas exploration activities in 2014.

As described above, on February 10, 2020, Magnolia entered into the Letter of Intent to acquire all of the issued and outstanding shares in the capital of GameSquare Inc. by way of the RTO. The RTO was completed on October 2, 2020.

Immediately prior to the completion of the RTO, the Company completed a private placement financing for aggregate gross proceeds of $3,008,225, consisting of the sale of 12,032,900 units at a price of $0.25 per unit (the “Financing”). Each unit consisted of one (1) post-consolidation Common Share in the capital of the Company and one (1) Common Share purchase warrant (a “Warrant”). Each Warrant is exercisable until October 2, 2022 to purchase an additional Common Share at an exercise price of $0.40.

In connection with the Financing, the Company paid PI Financial Corp., an arm’s length party to the Company, a finder’s fees comprised of (i) $105,000 in cash and (ii) 420,000 finder warrants (the “Finder Warrants”). The Finder Warrants are exercisable until October 2, 2022 at a price of $0.40 per Common Share.

Effective September 30, 2020, the Common Shares were delisted from the TSX-V and commenced trading on the CSE on Tuesday, October 13, 2020 under the symbol “GSQ”.

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As part of the RTO, the management and the Board of the Company changed to include persons with experience in the new business to be undertaken by the Company. The Company announced the resignations of Neil Said and Chris Eben as directors of the Company effective October 8, 2020 and appointed Maurice Colson, Craig Armitage and Kevin Wright as the new directors effective as of the same date. The Company also appointed Kevin Wright as Chief Executive Officer, Paul Bozoki as Chief Financial Officer, and Neil Said as Corporate Secretary and acting General Counsel.

On November 17, 2020, the Company closed a non-brokered private placement for gross proceeds of $150,000, consisting of the sale of 600,000 units of the Company at a price of $0.25 per unit. Each unit consisted of one Common Share and one Common Share purchase warrant entitling the holder to acquire one Common Share of the Company at an exercise price of $0.40 at any time prior to November 17, 2022. The securities were subject to a standard statutory hold period of four-months and one day.

Since Year Ended November 30, 2020

On December 31, 2020, GameSquare and Reciprocity, a gaming and esports company, entered into an arrangement agreement pursuant to which GameSquare would acquire all outstanding common shares in Reciprocity (the “Reciprocity Acquisition”). The Reciprocity Acquisition closed on March 16, 2021. The Reciprocity Acquisition constituted a ‘significant acquisition’ for the Company and the Company filed a business acquisition report with respect to the acquisition in accordance with Form 51-102F4.

On January 22, 2021, the Company announced the appointment of Justin Kenna as its Chief Executive Officer. In connection with the appointment, the Company granted Mr. Kenna a total of 2,000,000 Stock Options pursuant to the Company’s Stock Option Plan which vest in equal quarterly instalments over two years. Each option is exercisable at a price of $0.44 per Common Share for a period of 5 years from the date of grant.

On February 9, 2021, the Company entered into an agreement for a bought deal private placement financing with Canaccord Genuity Corp. (on behalf of a syndicate of underwriters) whereby the underwriters agreed to purchase, on a bought deal private placement basis, 16,700,000 subscription receipts of the Company (“Subscription Receipts”) at a price of $0.42 per Subscription Receipt, for aggregate gross proceeds of $7,014,000 (the “Subscription Receipt Offering”). Pursuant to the terms of the Subscription Receipts, the net proceeds of the Subscription Receipt Offering were to be held in escrow and be only released to the Company on the date (the “Escrow Release Date”) on which certain escrow release conditions relating to the Company’s proposed acquisition of Reciprocity (the “Proposed Acquisition”) have been satisfied. The escrow release conditions were satisfied on the Escrow Release Date (being March 16, 2021) and each Subscription Receipt was automatically exercised, without payment of additional consideration on the part of the holder, into one unit of the Company. Each unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.60 for a period of 36 months from the closing date of the Subscription Receipt Offering, subject to a Warrant acceleration right exercisable by the Company if, at any time following the date that is four months and one day from the date of the closing of the Subscription Receipt Offering, the daily volume weighted average trading price of the Common Shares on the CSE is greater than $1.00 for the preceding five consecutive trading days.

On February 19, 2021, the Company announced that it had also closed a non-brokered private placement financing of 2,381,477 units at a price of $0.42 per unit for gross proceeds of $1,000,220. Each unit consisted of one Common Share and one-half of a Warrant. Each Warrant entitles the holder thereof to acquire one additional Common Share at an exercise price of $0.60 for a period of 36 months from issuance. The securities issued in connection with the offering were subject to a standard statutory four-month hold period, which expired on June 20, 2021.

On June 30, 2021, the Company completed the acquisition of all of the issued and outstanding membership interests (the “Interests”) in the capital of Nextgen Tech LLC (d/b/a Complexity Gaming) (“Complexity”) pursuant to a purchase agreement (the “Purchase Agreement”) among the Company, Blue & Silver Ventures Ltd., Goff NextGen Holdings LLC and Jason Lake. The Complexity acquisition constituted a ‘significant acquisition’ for the Company and the Company filed a business acquisition report with respect to the acquisition in accordance with Form 51-102F4.

Complexity is a leading esports organization, which fields world-class esports teams in CS:GO, Fortnite, Valorant, APEX Legends, Hearthstone, Madden Football and FIFA Soccer and has participated and hosted numerous major esports events with combined annual viewer minutes of 3.2 billion. Complexity has also attracted blue-chip sponsors, including Miller Lite, Dairy MAX, ARterra Labs and Herman Miller and is one of only four esports organizations to have an exclusive partnership with Twitch.

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As consideration for the acquisition of the Interests, the Company issued 83,328,750 Common Shares pursuant to the terms of the Purchase Agreement. The Common Shares issued in consideration for the Interests were subject to a standard statutory four-month hold period, which expired on October 31, 2021. In addition, the parties entered into a voluntary lock-up agreement with the Company pursuant to which, among other things, the Common Shares received by the vendors as consideration are subject to restrictions on sale for a period of 180 days following the date of the acquisition.

As part of the Complexity acquisition, the Company entered into a multi-year esports and gaming partnership to become the agency of record for the Dallas Cowboys.

On July 22, 2021, the Company announced that it had closed its bought deal private placement offering (the “Offering”). Canaccord Genuity Corp. acted as lead underwriter and sole bookrunner for the Offering on behalf of a syndicate of underwriters (collectively, the “Underwriters”), whereby the Underwriters purchased or arranged for substituted purchasers of 21,250,000 units of the Company at a price of $0.40 per unit for gross proceeds of $8.5 million. Each unit consisted of one Common Share and one-half of a Warrant. Each Warrant is exercisable for one Common Share at an exercise price of $0.60 per Common Share for a period of 24 months from the closing date of the Offering, subject to the Warrant Acceleration Right (as defined herein). If, at any time following the closing of the Offering, the daily volume weighted average trading price of the Common Shares on the CSE is greater than $1.00 per Common Share for the preceding 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the Warrants to a date that is at least 30 trading days following the date of such written notice and press release (the “Warrant Acceleration Right”). In consideration for the services rendered by the Underwriters in connection with the Offering, the Company (i) paid the Underwriters a cash commission equal to 7% of the gross proceeds of the Offering, and (ii) issued an aggregate of 1,487,500 broker warrants, with each Broker Warrant exercisable into that number of Units at an exercise price of $0.40 for a period of 36 months from the closing date.

Further, the Company announced the concurrent closing of its non-brokered private placement whereby the Jones Family and the Goff Family subscribed for an additional $8.5 million of units on the same terms as those in the Offering. The units issued under the Offering and non-brokered offering, and any underlying securities thereof, were subject to a standard statutory four-month hold period, which expired on November 23, 2021.

On July 27, 2021, the Company closed its acquisition of 100% of the issued and outstanding membership units of Swingman LLC (dba Cut+Sew and Zoned) (“Cut+Sew/Zoned”), a privately held marketing agency based in Los Angeles, California operating in the sports and esports industries (the “Cut+Sew/Zoned Transaction”). The Company issued two (2) million Common Shares and paid $3 million in cash on closing of the Cut+Sew/Zoned Transaction. Additionally, certain former members of Cut+Sew/Zoned are entitled to receive: (i) up to $1,250,000 in Common Shares (such shares to be issued at a deemed issue price of $0.50 per Common Share), up to $975,000 in Common Shares (such shares to be issued at the closing price of the Common Shares on July 27, 2022) and up to $150,000 in cash if Cut+Sew/Zoned generates up to US$1 million in EBITDA in the 12 months following closing of the Cut+Sew/Zoned Transaction; and (ii) up to $650,000 in Common Shares (such shares to be issued at a deemed issue price of $0.50 per Common Share), up to $1,560,000 in Common Shares (such shares to be issued at the closing price of the Common Shares on July 27, 2022) and up to $240,000 in cash if Cut+Sew/Zoned generates up to US$1.5 million in EBITDA in the period from 12 to 24 months following the closing. The Common Shares issued pursuant to the Cut+Sew/Zoned Transaction are subject to a 6-month lock up period.

On July 30, 2021, GameSquare changed its fiscal year-end from November 30 to December 31.

In August 2021, Roc Nation Sports and the Gaming Community Network (“GCN”), part of the GameSquare group of companies, partnered to create global gaming solutions for athletes. Roc Nation Sports is a full-service management and sports agency. As part of the multi-year partnership, the collaboration is intended to create authentic bespoke athlete-centric strategies, including esports tournaments, gaming content production, live streaming events, and provide content syndication across the GCN platform which includes 85+ gaming and esports-centric websites.

In September 2021, Neil Said resigned as a director of the Company.

In September 2021, TimTheTatman, one of the most popular esports personalities with more than 18 million social followers, joined Complexity. TimTheTatman brings immediate revenue opportunities to Complexity through merchandise sales, marketing activations, personal appearances, and branded content. It is expected that TimTheTatman, as a member of Complexity, will increase viewership and engagement with the team and helps to position Complexity as a leading streaming organization.

GameSquare and Complexity are working with TimTheTatman to create exclusive merchandise collections that proudly represent Complexity’s winning history and his larger-than-life personality. Pursuant to the terms of the agreement entered into between the parties, the Company issued 5 million Stock Options and 2.7 million RSUs to TimTheTatman which will vest over the three-year term of the agreement.

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On September 21, 2021, the Company announced the election of its Board of Directors including Tom Walker, Travis Goff, Craig Armitage, Paul LeBreux, Justin Kenna, and Kevin Wright.

Effective November 1, 2021, as part of an internal reorganization, GameSquare Esports Inc. amalgamated with its wholly-owned subsidiary, Reciprocity Corp. The amalgamated company retained the name GameSquare Esports Inc.

On November 1, 2021, GameSquare reported strong sequential revenue growth in Q3 of $2.5 million and announced that the Company had generated in excess of $3.5 million of revenue in Q4 as of October 28, 2021. On January 28, 2022, the Company updated its revenue guidance for Q4 to approximately $7.5 million.

On November 30, 2021, the Company announced that its subsidiary Complexity Gaming, launched Complexity Stars, an initiative that brings together gaming, esports, professional athletes and celebrities. Complexity Gaming will curate customized strategies for Complexity Stars athletes to amplify their brand in the gaming community and engage the next generation of sports fans through tournaments, content creation and brand partnerships.

On December 20, 2021, the Common Shares began trading on the OTCQB Venture Market in the United States under the symbol “GMSQF”.

DESCRIPTION OF THE BUSINESS

Summary

The Company is an international esports company. Esports refers to competitive video gaming where gamers compete against one another individually or in teams. Typically, spectators can observe esports competitions by accessing different online viewing platforms, such as Twitch, or in person at live events. Esports gamers can now participate in regulated leagues, tournaments or other competitions for various games on different entertainment systems. Gamers, teams, team managers, streamers, game developers, online viewing platforms and other participants in the esports industry monetize such competitions through different means, including viewer subscriptions, marketing sponsorships and ticket sales for live events. Within the esports market, the Company seeks to bridge the gap between global brands and the large gaming and esports communicates by providing digital media services to global brands seeking to target the large and growing esports market, and by signing top-tier talent in the influencer, on-screen talent and player categories. GameSquare seeks to augment its organic growth through acquisitions.

The esports industry is growing rapidly, with The Esports Observer reporting US$8.1 billion (approximately $9.8 billion) of disclosed investment and over 100 billion hours watched in 2020. NewZoo predicts that by 2023, the global audience for esports will reach 600 million and the industry will generate US$218 billion (approximately $264 billion) in revenue annually.

The Company’s business is primarily carried out through four entities, GameSquare (which now includes the previous Reciprocity business), NextGen Tech LLC dba Complexity Gaming, Swingman LLC dba Cut+Sew and Zoned and Code Red. The business is comprised of two operating segments: Teams; and Agency Services. The Company’s “Teams” segment represents its esports teams which generate revenue through sponsorship, prize and player related revenue. The Company’s teams include: Complexity Gaming, R7 Gaming, and LGD Gaming. The Company’s “Agency Services” segment represents its esports agencies which include: Code Red, GCN and Cut+Sew/Zoned. The Company’s agencies generate revenue through talent management, influencer promotional fees and consulting. The teams segment represented 5.5% of the Company’s consolidated revenue for the nine months ended August 31, 2021.

Code Red

Code Red is an international esports company incorporated under the laws of England and Wales on November 25, 2016, and headquartered in London, U.K.

Code Red generates 100% of its revenue in the agency services segment in the U.K., EU and U.S. esports markets. Code Red focuses on three areas of agency services: (i) representing players, influencers and other on-screen talent; (ii) consulting; and (iii) managing and brokering brand activations for influencers. Code Red represented 100% of the agency services revenue for the year ended November 30, 2020, and approximately 81.6% for the nine months ended August 31, 2021.

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(a) Representing Esports Players, Influencers and Other On-Screen Talent

Code Red represents esports players and influencers, including leading Twitch streamers, YouTubers and gaming personalities, as well as other on-screen talent, such as commentators, analysts, event hosts, and production crew. Such representation includes soliciting and negotiating contracts with respect to sponsorships and endorsements and participation in esports tournaments, television shows and corporate events. Code Red currently represents approximately 75 esports personalities.

(b) Consulting

Code Red provides consulting services to individuals and businesses operating in a variety of roles in the esports industry, including: (i) ventures, sponsors and investors; (ii) tournament organizers; (iii) game publishers and developers; and (iv) producers and broadcasters.

Ventures, Sponsors and Investors

Code Red advises esports organizations, sponsors and investors on a variety of esports industry-related matters, including: (i) industry networking; (ii) content acquisition; (iii) public relations; (iv) marketing; (v) customer acquisition, product development and strategy for esports betting; (vi) soliciting and negotiating sponsorships; and (vii) team purchases and player movement.

Tournament Organizers

Code Red advises tournament organizers on tournament structure and rule sets for a range of tournament formats, from worldwide community-based tournaments to stadium esports formats, such as Blizzard’s StarCraft II World Championship Series U.K.

Game Publishers and Developers

Code Red advises game publishers and developers such as Ubisoft and Massive Entertainment on designing broadcast-ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements.

Producers and Broadcasters

Code Red leverages its experience assisting in the production of more than 100 esports shows, including online broadcasts via IPTV and Twitch, as well as traditional satellite and cable television broadcasts on channels, including Sky Sports, Sky One, ESPN, Eurosport and DirecTV, to advise esports producers and broadcasters on esports-related matters. Typical advice covers a range of matters, including the preparation of show scripts and rundowns, esports event production, live streaming and talent hiring.

(c) Managing and Brokering of Brand Activations for Influencers

Code Red advises players, influencers and other on-screen talent in the esports industry on matters relating to the production of events and campaigns to generate brand awareness and build lasting connections with its clients’ target audience. Most brand activations are interactive, allowing audiences to engage directly with the client’s brand. For example, a global virtual private network provider contracts with Code Red influencers to generate brand awareness for its product. Influencers use or endorse this client’s products during streaming events.

Reciprocity

Effective November 1, 2021, as part of an internal reorganization, GameSquare Esports Inc. amalgamated with its wholly-owned subsidiary, Reciprocity Corp. The amalgamated company retained the name GameSquare Esports Inc. and carries on the previous business of Reciprocity.

Prior to the amalgamation, Reciprocity contractually owned a 49% interest in HangZhou Lyon Culture and Creativity Co, Ltd. (“Lyon”), a limited liability company duly incorporated and existing in the People’s Republic of China. The Company’s Chinese local partner in this entity is LGD Gaming. Lyon owns a CrossFire game franchise spot and its esports team competes in China to win prize money. The Company has assessed the carrying amount of its investment in Lyon and, in consideration of losses sustained, expected recoverable values and the future direction of the business, recorded an impairment charge to reduce the carrying value to a nominal $1.00. Following the amalgamation, the interest is held by the Company.

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Complexity Gaming (NextGen Tech LLC)

NextGen Tech LLC is a limited liability company incorporated under the laws of the State of Texas, United States with its headquarters in Frisco, Texas.

Complexity is a leading esports organization, which fields world-class esports teams in CS:GO, Fortnite, Valorant, APEX Legends, Hearthstone, Madden Football, Rocket League, Halo, MTG:Arena and FIFA soccer. Over the last eighteen years, Complexity has won over 140 championships in nearly 30 games. Complexity has also participated and hosted numerous major esports events with combined annual viewer minutes of 3.2 billion and is home to one of the foremost operations centers and training facilities at The Star.

The principal activity of Complexity is esports team management in which Complexity generates revenue from sponsorships, winnings, royalties, player buyouts and merchandise sales. Complexity’s reputation has attracted blue chip sponsors, including Miller Lite, Dairy MAX, ARterra Labs and Herman Miller (NASDAQ: MLHR).

As part of the Complexity acquisition, the Company entered into a multi-year esports and gaming partnership to become the agency of record for the Dallas Cowboys.

In September 2021, TimTheTatman, one of the most popular esports personalities with more than 18 million social followers, joined Complexity. It is expected that TimTheTatman, as a member of Complexity, will increase viewership and engagement with the team and help to position Complexity as a leading streaming organization.

Cut+Sew/Zoned (Swingman LLC)

Cut+Sew/Zoned is a gaming and lifestyle marketing agency based in Los Angeles, California. The company’s management team, led by Matt Hilman, Devon Woodruff and Sean Maher, has built a leading creative agency and brand studio sitting at the intersection of traditional sports and gaming, emerging technology, new media, and music industries. The company has built campaigns for some of the world’s most innovative brands, while also maintaining a portfolio of start-ups that is has advised, and helped to bring to market.

Growth Strategy

The Company’s growth strategy entails four elements: (i) focused execution of the Company’s esports agency and digital media businesses; (ii) scale organically by bridging the gap between global brands and gaming and esports communities; (iii) grow partnerships with major sports teams and leagues in North America and Europe; and (iv) pursue opportunistic and accretive acquisitions.

(a) Focused Execution of the Company’s Digital Media and Agency Businesses

The Company will seek to generate significant organic growth through Code Red’s representation business, Reciprocity’s digital media agency, GCN, and Cut+Sew/Swingman’s gaming and lifestyle marketing agency business and Complexity’s increased viewership and engagement and partnership with the Dallas Cowboys.

With respect to Code Red, continued expansion of on-screen talent represented, with a focus on increasing the number of influencers, is expected to accelerate sales within its brand activation segment. Code Red increased focus on the influencer segment during 2020 and throughout 2021 and added headcount to manage its representation business, enabled the Company to increase its efforts to broker new brand activations. The Company believes that Code Red is well positioned to capitalize on the significant growth potential of the esports industry as secular trends are driving increasing viewership, growing corporate sponsorships, and a sharp increase in media rights.

GCN has increased headcount in sales, marketing and production to accelerate organic growth of the digital marketing group and has dramatically increased its outbound sales calls, resulting in a growing project pipeline. Similarly, Cut+Sew/Swingman provides an opportunity to expand its client base within the gaming and lifestyle marketing sector.

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(b) Scale Organically by Bridging the Gap Between Global Brands and Gaming and Esports Communities

Global brands are increasingly aware of the esports industry’s significant growth potential, resulting in greater opportunities for sponsorships of streamed and in-person esports events and esports teams, players, influencers and other on-screen talent, as well as other forms of advertising. In light of this trend, the Company will continue to invest in sales, marketing and production activities to attract new on-screen talent and global brands as clients and accelerate organic growth. Recently announced partnerships with TimTheTatman, the Dallas Cowboys, Paradigm Sports, and Roc Nation Sports as well as innovative activations with clients like Bagel Bites and the NFL illustrate the types of relationships that the Company has been able to secure as a result of this effort and will continue to explore.

(c) Grow Partnerships with Distribution Partners and Technology Vendors in North America and Europe

GCN does not own distribution network assets. Instead, GCN partners with approximately 75 websites and internet properties with more than 65 million monthly unique users in the U.S. GCN will continue to contract with distribution partners to grow its end audience, primarily in the U.S. and Europe, and enhance its offering to large global brands seeking to market to esports fans.

Additionally, GCN seeks to partner with leading technology vendors to provide increased value to its brand partners. By leveraging technology created by third-party partners, GCN can provide enhanced targeting of end audiences, as well as more detailed analytics and information to its brand clients to help them better understand how an end audience is reacting to and engaging with brand activations. GCN will continue to seek out and partner with leading technology platforms to differentiate itself from other esports-focused digital media groups.

The acquisition of Complexity Gaming provides the Company with one of the longest-standing esports organizations which, over the past 18 years, has won over 140 championships in nearly 30 games. In 2017, founder and current CEO Jason Lake made history by welcoming Dallas Cowboys owner Jerry Jones and investor John Goff to the team’s ownership. With unparalleled support and infrastructure from its ownership group, Complexity has created the world’s foremost operations center and training facilities. Complexity’s player-first mentality, passion, professionalism, and innovation have led them to be recognized as a global leader in modern esports. The team provides opportunities for brands to access the large and growing gaming and esports audience through sponsorships, branded content, events, customer activations, and more. Complexity is located at The Star in Frisco which is home to Ford Centre, a 12,000 person indoor stadium which can host global esports events.

(d) Pursue Opportunistic and Accretive Acquisitions

The Company engages in identifying, acquiring and developing esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets as evidenced by the recent acquisitions of Complexity and Cut+Sew/Zoned. The Company intends to continue pursuing accretive acquisitions which complement its existing business on an opportunistic basis. GameSquare will continue to focus on digital media groups and agency assets focusing on the esports industry, and more broadly within entertainment and sports. Additionally, the Company will seek to acquire assets with compelling content and audiences that are under-monetized.

Competition

The success of the business depends on the ability to successfully compete with other esports businesses in identifying, acquiring and developing complementary businesses and in growing the Company’s existing businesses organically.

(e) Competition for Strategic Acquisitions

The Company competes with other businesses seeking to identify and acquire esports-related businesses in North America and Europe. The Company’s competition for strategic acquisitions is typically characterized by its focus on esports-related target businesses and access to capital in the public markets. In some cases, the competitors may be larger than GameSquare and with significant more cash available to pursue an acquisition than the Company.

(f) Competition among Esports Agencies

The Company competes, through Code Red with other esports agencies operating in North America and Europe, for the representation of esports players, influencers and other on-screen talent, including commentators, analysts, event hosts, and production crew. GameSquare also competes with other esports agencies for sponsorships, tournament participation and other opportunities for clients. This segment of the esports market is typically characterized by a high degree of fragmentation. Agencies are typically private, and often lack significant access to capital, which hinders the Company’s competitors’ ability to scale.

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(g) Competition among Esports Digital Marketing Agencies

As a result of the Reciprocity and Cut+Sew/Zoned acquisitions, the Company competes with other esports and lifestyle digital marketing agencies in North America and Europe. This segment of the esports market is typically characterized by private companies competing in a highly fragmented market. Typically, digital media groups are undercapitalized and lack the benefit of a substantial balance sheet, which hinders their ability to compete for long-term business with large clients seeking significant financial resources to ensure the longevity of a vendor.

(h) Competition among Esports Organization

As a result of the Complexity acquisition, the Company competes with other esports teams for revenue through sponsorships, merchandise sales and tournament winnings. Complexity’s success and financial results depend in large part on the performance and popularity of its players and teams which compete with other esports teams and players. There is competition among these organizations for talent which can lead to loss or defection of any of Complexity’s players or higher salaries and costs.

Technology

GCN has developed a bespoke advertisement unit, built to Interactive Advertising Bureau standards and operated through GCN’s proprietary media network of websites and communities, enabling the unit to showcase “live” content as it is being streamed in the form of banner advertisements. As a result, GCN can efficiently and effectively present live content to a core gaming audience while enticing the audience to click the banner and visit the source content.

Employees

The Company had 14 full time employees, part-time employees, and consultants as of November 30, 2020 and 203 full time employees, part-time employees and consultants as of February 11, 2022. The Company believes that its success is dependent on the performance of its management and key employees, many of whom have specialized knowledge and skills related to the esports industry. The Company believes that it has the personnel with the specialized skills required to successfully carry out its operations and business objectives specifically within its senior management team.

Properties

The Company maintains leased offices in Toronto (Ontario), and Frisco (Texas). Complexity’s headquarters located at The Star in Frisco total approximately 11,000 square feet and contain the foremost operations center and training facilities. The annual base rent is currently US$540,000 and the lease for the facility expires in April 2029.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares. As of November 30, 2020 and January 31, 2022, there were 54.3 million and 244.4 million Common Shares outstanding.

Holders of Common Shares are entitled to receive notice of, attend, and vote at meetings of the shareholders. Each Common Share carries the right to one vote. Holders of Common Shares shall, in the absolute discretion of the directors, be entitled to receive non-cumulative dividends as may be declared in respect of the Common Shares then issued and outstanding. In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders to wind-up its affairs or on a reduction of capital, the holders of Common Shares shall be entitled to receive equally, on a per share basis, the amount paid up thereon together with any declared but unpaid dividends and any remaining property or assets of the Company.

The Common Shares do not have pre-emptive rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities, and there are no provisions which are capable of requiring a security holder to contribute additional capital. For a description of the Company’s dividend policy, see “Dividends and Distributions”.

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The rights, privileges, restrictions and conditions attaching to the Common Shares are contained in the Company’s Articles and such rights, privileges, restrictions and conditions may be changed by amending the Articles. In order to amend the Articles, the OBCA requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. In addition, if the Company resolves to make particular types of amendments to the Articles, a holder of Common Shares may dissent with regard to such resolution and, if such shareholder so elects, the Company would have to pay such shareholder the fair value of the Common Shares held by the shareholder in respect of which the shareholder dissents as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to dissent rights include without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of shares; and (ii) to add, remove or change any restriction upon the business that the Company may carry on or upon the powers that it may exercise.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding Common Shares of the Company are currently traded on the CSE under the trading symbol “GSQ”. The Common Shares were delisted from the TSX Venture Exchange effective September 30, 2020 and commenced trading on the CSE on October 13, 2020 following completion of the RTO Transaction.

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares from October 2020 to February 2022.

Period	High Trading Price	Low Trading Price	Volume
2020
October	0.55	0.25	630,951
November	0.69	0.20	2,195,432
December	0.74	0.31	1,961,528
2021
January	0.65	0.335	2,243,668
February	0.65	0.405	7,182,089
March	0.49	0.315	1,782,950
April	0.50	0.35	879,447
May	0.46	0.34	3,160,286
June	0.59	0.34	4,203,237
July	0.60	0.34	5,072,147
August	0.57	0.385	3,872,905
September	0.61	0.37	8,727,661
October	0.51	0.37	6,677,418
November	0.41	0.255	3,397,339
December	0.345	0.225	4,155,976
2022
January	0.31	0.20	3,139,646
February 1 – 11	0.24	0.195	1,070,727

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On February 11, 2022, the closing price per Common Share on the CSE was $0.195.

Prior Sales

The following tables summarizes the issuances of securities convertible or exchangeable into Common Shares, for the period from December 1, 2020 to December 31, 2021.

Stock Options

Date of Issuance	Number of Options Issued	Exercise Price	Expiry Date
January 22, 2021	2,000,000	$0.44	January 22, 2026
February 24, 2021	500,000	$0.50	February 24, 2026
March 2, 2021	500,000	$0.47	March 2, 2026
March 16, 2021	1,000,000	$0.44	March 16, 2026
April 9, 2021	100,000	$0.43	April 9, 2026
April 28, 2021	1,450,000	$0.47	April 28, 2026
July 5, 2021	2,300,000	$0.51	July 5, 2026
September 20, 2021	6,396,475	$0.435	September 21, 2026

Warrants

Date of Issuance	Number of Warrants Issued	Exercise Price	Expiry Date
February 19, 2021	1,190,738	$0.60	February 19, 2024
March 16, 2021	8,350,000	$0.60	March 16, 2024
July 22, 2021	21,993,750	$0.60	July 22, 2023

Restricted Stock Units

Date of Issuance	Number of RSUs Issued
June 21, 2021	1,000,000
July 26, 2021	1,575,000
September 20, 2021	2,667,158

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ESCROWED SECURITIES

The following table summarizes details of the Common Shares held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of December 31, 2021.

Designation of class held in escrow	Number of securities held in escrow	Percentage of class
Common Shares	7,234,080	0.3%

DIVIDENDS AND DISTRIBUTIONS

As of the date of this AIF, the Company has not declared dividends on its Common Shares. The Company currently intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on its Common Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, and any contractual restrictions on the payment of dividends and any other factors that the Board deems relevant.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding each individual who was a Director or executive officer of the Company as at February 11, 2022, including each such individual’s province or state and country of residence and principal occupation during the five preceding years:

Name	Position(s) / Title(s) with the Company	Principal Occupation(s) for the Past Five Years

Tom Walker Dallas, U.S. (Director since September 2021)	Director	CFO of the Dallas Cowboys Football Club and for the Jones Family Office. Previously served at KPMG in various roles.

Travis Goff Dallas, U.S. (Director since September 2021)	Director	President of Goff Capital, Inc., the family office of John C. Goff.

Justin Kenna Los Angeles, U.S. (Director since January 2021)	Director and Chief Executive Officer	Chief Executive Officer of the Company. Previously served as Chief Financial Officer of FaZa Clan and Director of Finance at Madison + Vine.

Kevin Wright Toronto, Canada (Director since September 2020)	Chairman and President

President of the Company. Previously served as Chief Executive Officer of the Company and in a variety of roles in the finance and communications industries, including as a consultant for LodeRock Advisors, publishing equity analyst with Canaccord Genuity and Macquarie Group, and Rogers Communications.

Craig Armitage Toronto, Canada (Director since September 2020)	Director

Co-founder of Canada’s preeminent investor relations consulting firm. Previously, GM of Canada’s largest investor relations agency and also served as leader of investor relations and communications at one of Canada’s largest independent asset management companies.

Paul LeBreux Toronto, Canada (Director since March 2021)	Director	Partner in the Globacor Group of Companies and at Moodys Tax Law LLP. Previously a founding partner and co-managing partner of the Toronto law firm Harris & Harris.

Paul Bozoki Toronto, Canada	Chief Financial Officer	Experienced finance executive with 25 years of experience in finance, accounting and tax. More than 10 years serving as CFO of various public companies listed on the TSX and TSXV.

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The current term of office for each Director listed above expires at the close of the next meeting of Shareholders. As at February 11, 2022, the Directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 40.4 million Common Shares, representing 16.53% of the issued and outstanding Common Shares.

Cease Trade Orders

To the knowledge of the Company, no Director or executive officer of the Company (nor any personal holding company of any of such individuals) is, as of the date of this Annual Information Form, or was within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company), that: (i) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the individual was acting in the capacity as a director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that individual was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Company, no Director or executive officer of the Company (nor any personal holding company of any of such individuals): (i) is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Company, no Director or executive officer of the Company (nor any personal holding company of any of such individuals) has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable holder of Common Shares in deciding whether to vote for the proposed Director.

Conflicts of Interest

To the knowledge of the Company, other than as disclosed herein, there are no known existing or potential material conflicts of interest among the Company and the Company’s directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the Company’s directors and officers serve as directors, officers or advisors of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director, officer or advisor of such other companies.

AUDITOR AND AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee operates under the Charter of the Audit Committee set out at Appendix A hereto, pursuant to which the committee assists the Board in fulfilling its oversight responsibilities with respect to: financial reporting and disclosure; ensuring that an effective risk management and financial control framework has been designed, implemented and tested by management of the Company; external audit processes; helping Directors meet their responsibilities; providing better communication between Directors and external auditors; enhancing the independence of the external auditors; increasing the credibility and objectivity of financial reports; and strengthening the role of Directors by facilitating in-depth discussions among Directors, management and the external auditors regarding significant issues involving judgment and impacting quality controls and reporting.

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Composition of the Audit Committee

The Audit Committee consists of Paul LeBreux (Chair), Craig Armitage and Tom Walker, each of whom is considered “financially literate” and “independent” within the meaning of National Instrument 52-110 – Audit Committees.

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Paul LeBreux is a leading international tax expert and businessman. With nearly three decades of experience, Paul is an industry leader and published author in his fields of expertise. He was a founding partner and co-managing partner of the Toronto law firm Harris & Harris for nearly 10 years where his legal practice included, mergers and acquisitions, corporate financings, corporate reorganizations, restructurings, amalgamations, wind-ups and divestitures, and domestic and international tax, estate, and trust planning. Paul is a past Chair of the Society of Trust and Estate Practitioners (Canada) and a past Chair of the STEP Canada Technical Committee. Paul is a partner in the Globacor Group of Companies and a partner at Moodys Tax Law LLP. Mr. LeBreux received a Bachelor of Laws from the University of Ottawa and a Master of Laws from York University, Osgood Hall Law School.

Craig Armitage is a highly experienced capital markets practitioner, having spent the past 17 years advising and working with growth companies. Craig was a co-founder of Canada’s preeminent investor relations consulting firm. Previously, GM of Canada’s largest investor relations agency and also served as leader of investor relations and communications at one of Canada’s largest independent asset management companies. During his time in the field, Craig has gained extensive experience in all areas of investor relations, initial public offerings, mergers and acquisitions, investor outreach, media and crisis management. Mr. Armitage served on the board of directors of CIRI Ontario for several years. He is a graduate of the University of Western Ontario.

Tom Walker is the CFO of the Dallas Cowboys Football Club and for the Jones Family Office. He previously served at KPMG in various roles across income and transfer tax for high net worth individuals, international tax and legal for ultra high net worth individuals, and global risk for KPMG in North American and European offices. Mr. Walker is a graduate of the Oklahoma State University.

Policies and Procedures for the Engagement of Non-audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on either (a) an exemption in section 2.4, 3.2, 3.4 or 3.5 of the Instrument; or (b) an exemption from the Instrument, in whole or in part, granted under Part 8 (Exemptions) of the Instrument.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

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Auditor’s Fees

Kreston GTA LLP is the Company’s auditor and has served in such capacity continuously since March 26, 2021. From May 8, 2013 until the appointment of Kreston GTA LLP, McGovern Hurley LLP, Chartered Accountants, was the external auditor of the Company. For the fiscal years ended November 30, 2020 and November 30, 2019, the Company was billed the following fees by the external auditors:

	Fiscal year ended November 30, 2020	Fiscal year ended November 30, 2019
Audit fees	$73,000	$27,500
Audit-related fees(1)	$27,000	Nil
Tax fees(2)	$5,000	$3,500
All other fees	Nil	Nil
Total	$105,000	$31,000

________________

(1)	Audit-related fees in each of 2020 and 2019 were for quarterly reviews of unaudited financials.
(2)	Tax fees in each of 2020 and 2019 were for paid for tax compliance services including preparation of tax returns and tax-related advice.

RISK FACTORS

An investment in securities of the Company involves significant risks. Investors should carefully consider the risks described below, the other information described elsewhere in this Annual Information Form and those risks set out in the Company’s MD&A for the period ended August 31, 2021 before making a decision to buy securities of the Company. If any of the following or other risks occur, the Company’s business, prospects, financial condition, financial performance and cash flows could be materially adversely impacted. These factors are also currently, and in the future may be, amplified by the COVID-19 pandemic. In that case, the trading price of securities of the Company could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks.

Risks Related to Our Business

GameSquare has limited operating history and operates in an evolving sector.

Although GameSquare (formerly Magnolia) had decades of operating experience in the oil and gas industry prior to the RTO, it ceased all direct exploration activities in 2014 and had no experience in the esports industry prior to the RTO. GameSquare acquired its first revenue-generating asset, Code Red, on October 2, 2020. Prior to the acquisition of Code Red, GameSquare’s operations were limited to identifying and acquiring target companies in the esports industry.

Consequently, the Company is subject to all the risks and uncertainties inherent in a new business and in connection with the development and sale of new services. In addition, the esports and gaming industry is a relatively new and an evolving sector. Accordingly, investors should consider the Company’s prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development and operating in a changing and evolving sector. Investors should carefully consider the risks and uncertainties that a company, such as GameSquare, with a limited operating history will face. In particular, investors should consider that the Company cannot provide assurance that it will be able to:

•	successfully implement or execute its current business plan;

•	maintain its management team;

•	raise sufficient funds in the capital markets to effectuate its business plan;

•	attract, enter into or maintain contracts with, and retain clients; and/or

•	compete effectively in the extremely competitive environment in which it operates.

If GameSquare cannot successfully accomplish any of the foregoing objectives, its business may not succeed.

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GameSquare generates a significant portion of revenue from representing esports players, influencers, gaming personalities and other on-screen talent through the Company’s agency operating segment. Failure to attract new clients or to successfully represent existing clients, may adversely affect revenue.

The Company’s agency services segment represents its esports agencies which include Code Red, GCN and Cut+Sew/Zoned. The Company’s agencies generate revenue through representing players, influencers and on-screen talent, consulting and managing and brokering brand activations for influencers. The Company’s agency services sector generates majority of the Company’s revenue.

The agency segment of the esports industry is highly competitive and there is no guarantee that GameSquare will succeed in attracting new clients to represent or that it will retain its existing clients. Factors that influence the Company’s success in attracting and retaining clients include its ability to:

•	successfully negotiate contracts on behalf of its clients;

•	secure sponsorships for its clients; and

•	secure event and tournament participation for its clients.

Failure to attract or retain clients would have a material, adverse effect on our business, financial condition and results of operations.

GameSquare’s agency services business model may not remain effective and it cannot guarantee that its future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

The Company’s agencies business generates a portion of its revenue from securing talent for live esports events. Although the Company anticipates that the audience for such live esports will continue to grow, creating more opportunities for the Company to provide services, such growth is not guaranteed and demand for GameSquare’s services may change, decrease substantially or dissipate, or it may fail to anticipate and serve client demands effectively. For example, COVID-19 has reduced demand for in-person esports events while increasing demand for online and broadcasted events. Although the Company also provides a variety of services relating to online and broadcasted events, any decision to reduce or eliminate its service offering for live esports events in order to prioritize online and broadcasted events may be unsuccessful and would involve additional risks and costs that could materially and adversely affect its business, financial condition and results of operations.

If GameSquare fails to maintain and enhance its brands, its business, financial condition and results of operations may be materially and adversely affected.

The Company believes that maintaining and enhancing its brands, including GameSquare, NextGen Tech LLC dba Complexity Gaming, Swingman LLC dba Cut+Sew and Zoned and Code Red, as well as any other brands that it may acquire in the future, is important for its business to succeed by increasing its visibility and reputation in the esports industry and enabling GameSquare to attract new clients and retain existing clients for its businesses. Since the Company operates in a highly competitive industry, brand maintenance and enhancement directly affect its ability to maintain and enhance its market position. As the Company expands, it may conduct various marketing and brand promotion activities using various methods to continue promoting its brands, but the Company cannot assure investors that these activities will be successful. In addition, negative publicity, regardless of its veracity, could harm the Company’s brands and reputation, which may materially and adversely affect its business, financial condition and results of operations.

The Company’s teams segment business is substantially dependent on the continued popularity and success of its teams and players.

The financial results of the Company’s teams segment are largely depended on its esports teams remaining popular with its fan bases. The popularity of the Company’s teams will, in part, depend on their performance in the leagues and tournaments in which they participate. The Company cannot ensure that its teams will be successful in the leagues and tournaments in which they play and therefore its ability to attract or retain talented players and coaching staff, supporters, sponsors and other commercial partners, as well as potentially result in lower price money. Moreover, the popularity of the individual players can impact online viewership and television ratings, which could affect the long-term value of the media rights and sponsorship opportunities. There can be no assurance that the Company’s players will develop or maintain continued popularity. Furthermore, the popularity of the teams, and, in turn, their financial results, further depend, in party, upon the popularity of the esports played and their ability to attract audiences and generate online viewership. There can be no guarantee that games currently popular, will develop or maintain continues popularity in esports.

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Deflection of GameSquare’s players to other teams could hinder its success.

GameSquare competes with other esports teams to sign and retain world class esports players, some of which have greater resources or brand recognition and popularity than GameSquare. GameSquare’s players under contract may choose to defect to other esports organizations for various reasons, including higher pay or that they have chosen to pursue new or other opportunities. The loss or deflection of any of the Company’s players could have negative consequences on its business and results of operations.

Adverse publicity concerning GameSquare, one of its businesses or key personnel or talent could negatively affect the Company’s business.

GameSquare’s reputation is essential to its continued success, and any decrease in the quality of its reputation could impair the Company’s ability to, among other things, recruit and retain key personnel, retain or attract clients and maintain relationships with its partners. The Company’s reputation can be negatively impacted by a number of factors, including negative publicity concerning the Company, members of its management or other key personnel including its talent and players. In addition, GameSquare is dependent for a portion of its revenues on its key talent and its ability to monetize through various channels. Such publicity could have a negative impact on the Company and adversely affect its business, financial condition and results of operations.

If the Company fails to anticipate, adopt and build expertise in to new esports technologies, its business may suffer.

Rapid technology changes in the esports gaming market requires the Company to anticipate which technologies it should adopt and build expertise in to remain competitive in the esports industry. GameSquare has invested, and in the future may invest, in new business strategies, technologies or services to engage a growing number of esports players, influencers and other on-screen talent, sponsors and others. For example, Code Red assists game publishers and developers such as Ubisoft and Massive Entertainment in designing broadcast-ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements. If the Company fails to anticipate, adopt or build expertise in new technologies which impact in-game spectator modes, it may fail to attract new or retain existing game publishers, developers, influencers and brands as clients.

Adopting new technologies involves significant risks and uncertainties, and no assurance can be given that the Company will successfully identify which technologies will complement its business. If the Company does not successfully implement new technologies, its reputation may be materially adversely affected and its business, financial condition and operating results may be impacted.

The success of GameSquare’s business depends on its marketing efforts.

Achieving market success will require substantial marketing efforts and the expenditure of funds to inform potential clients of the distinctive benefits and characteristics of the Company’s products and services. The Company’s long-term success will depend on its ability to expand current marketing capabilities. GameSquare will, among other things, need to attract and retain experienced marketing and sales personnel. No assurance can be given that it will be able to attract and retain such personnel or that any efforts undertaken by such personnel will be successful.

Acquisitions may never materialize, may be subject to unexpected delays or may entail unexpected costs or prove unsuccessful.

As a growing company, the Company is engaged in identifying, acquiring and developing esports and gaming assets that it believes are a strategic fit for its business. However, the Company cannot predict what form future acquisitions might take or when such acquisitions will be consummated or at all. GameSquare is likely to face significant competition in seeking appropriate acquisitions and these acquisitions can be complicated and time consuming to negotiate and document. The Company may not be able to negotiate acquisitions on acceptable terms, or at all, and it is unable to predict when, if ever, it will consummate such acquisitions due to the numerous risks and uncertainties associated with them.

Since GameSquare may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value the Company realizes from a future acquisition. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

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Any of the forgoing could materially and adversely affect the Company’s business, financial condition and results of operations.

Difficulties integrating acquisitions.

GameSquare has acquired a number of businesses since its RTO and acquisitions continue to be part of its growth strategy. The benefits of an acquisition may take considerable time to develop, and the Company cannot be certain that any particular acquisition will produce the intended benefits. These risks and difficulties associated with acquisitions, if they materialize, could disrupt the Company’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on its business, results of operations and financial performance.

GameSquare may be unable to achieve or sustain profitability or continue as a going concern.

There is no assurance that the Company will earn profits in the future, or that profitability will be sustained in the near future or at all. Beyond this, the Company may incur significant losses in the future for a number of reasons including other risks described in this document, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. There is also no assurance that future revenues will be sufficient to generate the funds required to continue the Company’s business development and its activities. If the Company does not have sufficient capital to fund its operations, it may be required to reduce its sales and marketing efforts or forego certain business opportunities and strategies.

The Company’s consolidated financial statements have been prepared on the assumption that it will continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. There is no assurance that the Company will be able to obtain such financings or obtain them on favourable terms. These matters represent material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern.

GameSquare will require additional financing and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

To date, the Company has relied primarily on equity financing to carry on its business. The Company has limited financial resources and operating cash flow and can make no assurance that sufficient funding will be available to the Company to fund its operating expenses and to further develop its business. As of February 28, 2021, the Company had cash of $1.1 million. Additionally, the Company closed a private placement equity offering for gross proceeds of $7.0 million on March 4, 2021. GameSquare expects its current cash position will enable it to fund its operating expenses and capital expenditure requirements for at least the next 12 months. Thereafter, unless the Company achieves profitability, we anticipate that it will need to raise additional capital to fund its operations while the Company implements and executes its business plan.

The Company currently does not have any contracts or commitments for additional financing. Any additional equity financing may involve substantial dilution to then existing shareholders. There can be no assurance that such additional capital will be available, on a timely basis or on acceptable terms. Failure to obtain such additional financing could result in delay or indefinite postponement of operations or the further development of its business with the possible loss of such properties or assets. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its business or the expansion thereof, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.

Future cash flow fluctuations may affect the Company’s ability to fund its working capital requirements or achieve its business objectives in a timely manner.

The working capital requirements and cash flows are expected to be subject to quarterly and yearly fluctuations, depending on such factors as timing and size of capital expenditures, acquisitions, levels of sales and collection of receivables and client payment terms and conditions. If the Company’s revenues and cash flows are materially lower than it currently expect, it may be required to reduce its capital expenditures and investments or take other measures in order to meet its cash requirements. GameSquare may also seek additional funds from liquidity-generating transactions and other conventional sources of external financing (which may include a variety of debt, convertible debt and/or equity financings). We cannot provide any assurance that the net cash requirements will be as we currently expect. The Company’s inability to manage cash flow fluctuations resulting from the above factors could have a material adverse effect on its ability to fund the working capital requirements from operating cash flows and other sources of liquidity or to achieve its business objectives in a timely manner.

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International operations and expansion exposes GameSquare to risks associated with international markets.

GameSquare currently operates and has businesses predominantly in the U.K. EU and U.S. markets and may further expand internationally and operate in select foreign markets. Managing a global organization is more time consuming and expensive than managing a company operating in one jurisdiction. Conducting international operations subjects the Company to risks related to foreign regulatory requirements and complying with a wide variety of laws and legal standards, managing and staffing international operations, fluctuations in foreign exchange rates, managing tax consequences, accounting and reporting complexities and political, social and economic instability in various jurisdictions. The investment and additional resources required to establish and manage operations in various countries and jurisdictions may result in lower levels of revenue or profitability.

The requirements related to being a public company.

As a reporting issuer, GameSquare is subject to and must comply with applicable securities legislation, the listing requirements and rules of the exchange and other applicable securities rules and regulations. Compliance with these rules and regulations may increase the Company’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable securities laws require GameSquare to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require GameSquare to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required including due to complexity of transactions and its expanding international business. As a result, management’s attention may be diverted from other business concerns in order to comply with these requirements. To comply with these requirements, GameSquare may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating increasing legal and financial compliance costs and making some activities more time consuming. The Company intends to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities.

GameSquare is subject to privacy laws in each jurisdiction in which it operates and may face risks related to breaches of the applicable privacy laws.

The Company collects and stores personal information about its users, clients and partners and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly user and partner lists, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a material adverse effect on the Company’s business, financial condition or results of operations.

In addition, there are a number of Canadian federal and provincial laws as well as local rules which are applicable to GameSquare and its subsidiaries which protect the confidentiality of personal information and restrict the use and disclosure of that protected information. The Canadian privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) protect personal information by limiting its use and disclosure of personal information. If the Company is found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, we could be subject to sanctions and civil or criminal penalties, which could increase the Company’s liability, harm our reputation and have a material adverse effect on its business, financial condition or results of operations.

GameSquare is exposed to cyber security incidents resulting from deliberate attacks or unintentional events.

Cyber security incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

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A cyber incident that affects the Company’s business or its service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

The Company uses third-party services and partnerships in connection with its business, and any disruption to these services or partnerships could result in a disruption to its business, negative publicity and a slowdown in the growth of our clients, materially and adversely affecting its business, financial condition and results of operations.

GameSquare depends upon third-party software and services to conduct its business. The inability to access these services could result in a disruption while sourcing replacement service vendors. Additionally, the Company relies on contracted third-party partnerships to conduct its business. While it has minimized the Company’s reliance on any single vendor or partner, any disruption of service from the Company’s partners could have a material adverse effect on its business, financial condition or results of operations.

Failure to attract, retain and motivate key employees may adversely affect the Company’s ability to compete and the loss of the services of key personnel could have a material adverse effect on GameSquare’s business.

The Company depends on the services of a few key executive officers. The loss of any of these key persons could have a material adverse effect on its business, financial condition and results of operations. The Company’s success is also highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified technical, marketing and management personnel. Competition for such personnel can be intense, and GameSquare cannot provide assurance that it will be able to attract or retain highly qualified technical, marketing and management personnel in the future. Stock options and other share-based compensation plans may comprise a significant component of key employee compensation, and if the price of the Common Shares declines, it may be difficult to retain such individuals. Similarly, changes in the share price may hinder the Company’s ability to recruit key employees, as they may elect to seek employment with other companies that they believe have better long-term prospects. The Company’s inability to attract and retain the necessary technical, marketing and management personnel may adversely affect its future growth and profitability. The Company’s retention and recruiting may require significant increases in compensation expense, which would adversely affect its results of operation.

The Company’s executive officers and other members of senior management have substantial experience and expertise in the business and have made significant contributions to the Company’s growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the business, financial condition and results of operations. The Company is not protected by key man or similar life insurance covering members of senior management.

Litigation costs and the outcome of litigation could have a material adverse effect on the Company’s business.

From time to time, the Company may be subject to litigation claims through the ordinary course of its business operations regarding, but not limited to, employment matters, security of client and employee personal information, contractual relations with clients, including gamers, influencers and other on-screen talent, production crew and sponsors, among others and marketing and infringement of trademarks. Litigation to defend against claims by third parties, or to enforce any rights that the Company may have against third parties, may be necessary, which could result in substantial costs and diversion of its resources, causing a material adverse effect on its business, financial condition and results of operations.

The Company is not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against it. However, given the nature of our business, we are, and may from time to time in the future be, party to various, and at times numerous, legal investigations, proceedings and claims that arise in the ordinary course of business. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against the Company for amounts in excess of its expectations, its business, financial condition and results of operations could be materially adversely affected.

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The Company is exposed to foreign currency risk and has not hedged against risk associated with foreign exchange rate exposure.

Although the Company’s functional currency is the Canadian dollar, it generates revenue and incurs costs in foreign currencies. In particular, GameSquare expects to generate revenue and incur costs in GBP, the functional currency of Code Red, and euro, as well as, U.S. dollars, the functional currency of its other subsidiaries. Accordingly, the Company is subject to risk from fluctuations in the rates of currency exchange between such foreign currency and the Canadian dollar, and such fluctuations may materially adversely affect its business, financial condition and results of operations. The Company does not currently hedge against such currency fluctuations.

Public health crises may adversely affect the Company’s growth.

The Company may be negatively impacted by volatility in the equity markets as a result of certain events that are beyond the Company’s control, including infectious diseases, pandemics or similar health threats, such as the COVID-19 outbreak. Many governments, including in the United States, the United Kingdom and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19 and its variants, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” While some of these measures are being eased, the duration of such measures is highly uncertain, but could be prolonged, and stricter measures may still be put in place or reintroduced in areas where such measures have very recently started to be gradually eased.

As a result of the COVID-19 related restrictions, in-person esports tournaments and other events have been cancelled or required to enforce social distancing and other policies designed to reduce the spread of the virus. The resulting loss of revenue from ticket sales has not been fully offset by a corresponding increase in paid online or televised esports event. There can be no guarantee that demand for in-person esports events will resume in the near future. Any continuation of COVID-19 related or other restrictions could have a material adverse effect on its business, financial condition and operating results may be impacted.

Risks Related to Our Industry

The Company’s business and success is dependent on the continuing popularity and growth of the esports industry.

GameSquare’s business is substantially dependent on the continuing popularity of the esports industry which is in the early stages of its development. Although the esports industry has experienced rapid growth and the Company anticipates the industry to continue to grow, consumer preferences may shift and there is no assurance that this growth will continue in the future. GameSquare has taken steps to diversify its business and continues to seek out new opportunities in the esports industry but there is no guarantee that it will be successful in doing so. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than GameSquare at adapting to change and pursuing business opportunities.

The esports and gaming industry is intensely competitive. GameSquare faces competition from a growing number of companies and, if it is unable to compete effectively, its business could be negatively impacted.

The esports and gaming industry is in competition with other sporting and entertainment events, both live and delivered over television networks, radio, the Internet, mobile applications and other sources. As a result of the large number of options available and the global nature of the esports industry, the Company’s face strong competition for esports fans. There is also intense competition amongst businesses operating in the segments of the esports industry where it currently operates or may operate in the future, including esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets.

As some of GameSquare’s competitors have financial resources that are greater than the Company’s, they may spend more money and time on developing their products or services, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products or services, which could impact its ability to secure new clients or retain existing clients. Competition may also lead to reduced margins as companies compete for clients by adopting aggressive pricing policies or the Company’s costs of doing business may increase in a competitive environment. Furthermore, new competitors may enter the segments of the esports industry where the Company currently operates or may operate in the future. If the Company is unable to obtain significant market presence or if it loses market share to its competitors, its business, financial condition and results of operations could be materially adversely affected. Finally, there are many companies with already established relationships with third parties, including sponsors, event and tournament organizers, influencers and esports organizations. Consequently, some competitors may be able to develop and expand their esports organization more quickly. The Company’s success depends on its ability to develop and maintain relationships with such third parties.

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As a result, the Company may not be able to continue to effectively compete against current and future competitors which could materially and adversely affect its business, financial condition and results of operations.

Esports is a new and evolving industry, which presents significant uncertainty and business risks.

The esports industry is relatively new and continues to evolve. The Company has taken steps to diversify its business and continues to seek out new opportunities in the esports industry including in the teams segment through the acquisition of Complexity but most of its revenue continues to be generated from its agency business. However, whether this industry grows and whether the Company’s business will ultimately succeed will be affected by, among other things, the success of efforts to monetize the esports industry through tournament fees, live event ticket sales, advertising and sponsorships, spectator demand for in-person, online and televised esports events and tournaments, the success of industry marketing efforts, including on social media platforms, the development of new games and technologies to attract and retain gamers and spectators, data privacy laws and regulation and other factors that the Company is unable to predict and which are beyond its control. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than GameSquare at adapting to change and pursuing business opportunities.

Reliance on advertisers for revenue.

The esports industry relies on advertisers as part of its revenue. The Company’s inability to secure contracts for advertising revenues may have a material adverse effect on its business, financial condition and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects of growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that they supply of advertising inventory on digital media properties will not exceed the demand. If the industry grows slower than anticipated or GameSquare fails to maintain and grow its market position than GameSquare may not be able to achieve its revenue projections.

The Company’s business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which it operates.

The demand for entertainment and leisure activities, including esports and gaming, tends to be highly sensitive to changes in consumers’ free time and disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond the Company’s control. Unfavorable changes in general economic conditions, including recessions, economic slowdown, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals attending ticketed in-person or online esports events or tournaments, paying for subscriptions to esports media channels or otherwise engaging in entertainment and leisure activities. As a result, the Company cannot ensure that demand for its services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, inflation, increasing interest rates, increasing energy costs, acts of war or terrorism, transportation disruptions, natural disasters, pandemics, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, could lead to a further reduction in discretionary spending on leisure activities, such as esports. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce demand for the Company’s services, which would have a material adverse effect on its business, financial condition and results of operations.

Risk Factors Related to the Common Shares

Future sales or the issuances of the Company’s securities may cause the market price of our Common Shares to decline.

The market price of the Common Shares could decline as a result of issuances of securities (including additional Common Shares) by the Company, exercises of outstanding options or warrants for additional Common Shares or sales by existing shareholders of Common Shares in the market, or the perception that these issuances or sales could occur. Sales of Common Shares by shareholders may make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate. Sales or issuances of substantial numbers of our Common Shares, including in the context of future acquisitions, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any such sale or issuance of the Common Shares, investors may suffer dilution and the Company may experience dilution in its earnings per share.

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The Company expects that the price of the Common Shares may fluctuate significantly.

The market price of securities of many companies, particularly development and early commercial stage esports companies, experiences wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies.

The market price of the Common Shares could be subject to wide fluctuations in response to many risk factors set out herein, and others beyond the Company’s control. These and other market and industry factors may cause the market price and demand for the Common Shares to fluctuate substantially, regardless of the actual operating performance of the Company, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of the Common Shares. In addition, stock markets in general, and the share prices of esports and early-growth companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

Significant ownership by principal shareholders.

As of the date of this Annual Information Form, two shareholders hold approximately 40% of the Common Shares. As a result, these will have significant influence over all corporate actions and securities matters requiring shareholder approval, including election of the Company’s directors and significant corporate transactions. The concentrated voting control of the Common Shares will limit the ability of other shareholders to influence corporate matters and actions may be approved that certain shareholder may not view as beneficial. Additionally, the principal shareholders’ interest in the Company may discourage transactions involving a change of control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over the then current market price.

If equity research analysts do not publish research or reports about the Company and its business or if they issue unfavorable commentary or downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for the Common Shares will rely in part on the research and reports that equity research analysts publish about the Company and its business, over which the Company has no control. The price of the Common Shares could decline if one or more equity analysts downgrade the Common Shares or if analysts issue other unfavorable commentary or cease publishing reports about the Company or its business.

The Company may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. The Company may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact its business. Any adverse determination in litigation could also subject the Company to significant liabilities.

Variable revenues and earnings.

The revenues and earnings of GameSquare may fluctuate from quarter to quarter, which could affect the market price of the Common Shares. Revenues and earnings may vary quarter to quarter as a result of a number of factors, including acquisition of new customers and clients, cyclical fluctuations related to the evolution of the industry and impairment of goodwill or intangible assets which may result in a significant change to earnings in the period in which impairment is determined. Any of the risk factors listed in this Annual Information Form could also cause significant variations to GameSquare’s revenues, gross margins and earnings in any given quarter.

GameSquare has never paid dividends on the Common Shares and it does not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in the Common Shares will likely depend on whether the price of the Common Shares increases.

GameSquare has not paid dividends on the Common Shares to date and it currently intends to retain its future earnings, if any, to fund the development and growth of its business. As a result, capital appreciation, if any, of the Common Shares will be investors sole source of gain for the foreseeable future. Consequently, in the foreseeable future, investors will likely only experience a gain from their investment in the Common Shares if the price of the Common Shares increases.

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The Company may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) a majority of the Company’s assets are located in the United States; or (iii) the Company’s business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If the Company is not a foreign private issuer, the Company would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

MATERIAL CONTRACTS

This Annual Information Form includes a summary description of certain material agreements of the Company. The summary description discloses all attributes material to an investor in securities of the Company but is not complete and is qualified by reference to the terms of the material agreements, which have been filed under the Company’s profile on SEDAR at www.sedar.com. Investors are encouraged to read the full text of such material agreements.

Except for certain contracts entered into in the ordinary course business of the Company, the following are the only contracts entered into by the Company on or after December 1, 2020 (or prior to December 1, 2020 if still in effect) that are material to the Company:

a)	Arrangement Agreement dated December 31, 2020 entered into by GameSquare and Reciprocity Corp.;

b)	Purchase Agreement dated June 30, 2021 entered into by Blue & Silver Ventures, Ltd., Goff NextGen Holdings, LLC, Jason Lake and GameSquare;and

c)	Share Purchase Agreement dated July 14, 2021 entered into by GameSquare, Swingman LLC (dba CUT + SEW) and members of Swingman LLC (dba CUT + SEW).

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No Director or executive officer of the Company, person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or associate or affiliate of any of the foregoing persons or companies, has or had a material interest, direct or indirect, that has materially affected or is reasonably expected to materially affect the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

GameSquare is not, and during its most recently completed financial year was not, a party to any material legal proceedings and is not aware of any such proceedings.

Regulatory Actions

GameSquare is not, and at any time within the three most recently completed financial years was not, subject to any penalties or sanctions imposed by a court or regulatory body, and no settlement agreement was entered into by GameSquare at any time within the three most recently completed financial years.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

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EXPERTS

The Company’s auditors are Kreston GTA LLP, located at Markham, Ontario. Kreston GTA LLP has advised that it is independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to GameSquare may be found on SEDAR at www.sedar.com. Additional information, including with respect to Directors’ and officers’ remuneration and indebtedness, principal holders of Common Shares and securities authorized for issuance under equity compensation plans, as applicable, is contained in GameSquare’s management information circular dated August 17, 2021, prepared in connection with GameSquare’s annual general meeting of shareholders. Additional financial information is provided in GameSquare’s audited consolidated financial statements and management’s discussion and analysis of the financial condition of GameSquare for the year ended November 30, 2021. A copy of such documents can be found on SEDAR at www.sedar.com.

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GLOSSARY

Certain terms used in this Annual Information Form have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), as it may be amended from time to time;

“Amalco” means GameSquare (Ontario) Inc.;

“Amalgamation” means three-cornered amalgamation pursuant to which 2631442 Ontario Inc. and GameSquare amalgamated to form Amalco;

“Arctos” means Arctos Petroleum Corp.;

“Articles” means the articles of amalgamation dated November 1, 2021;

“Audit Committee” means the Company’s audit committee consisting of Paul LeBreux (Chair), Craig Armitage and Tom Walker;

“Board” means the board of directors of the Company;

“Camflo” means Camflo Resources Ltd.;

“Charter of the Audit Committee” means the Charter of the Audit Committee of the Company;

“Code Red” means Code Red Esports Ltd.;

“Common Shares” means the common share in the capital of the Company;

“Complexity” means Nextgen Tech LLC;

“COVID-19” means the novel coronavirus;

“CSE” means Canadian Securities Exchange;

“Cut+Sew/Zoned” means Swingman LLC;

“Cut+Sew/Zoned Transaction” means the acquisition of all of the issued and outstanding membership units of Cut+Sew/Zoned;

“Directors” means directors of the Company, and “Director” means any one of them;

“Financing” means private placement financing for aggregate proceeds of 43,008,225 consisting of a sale of 12,032,900 units at a price of $0.25 per unit;

“Letter of Intent” means letter of intent between Magnolia and GameSquare with respect to the RTO;

“Lyon” means HangZhou Lyon Culture and Creativity Co, Ltd.;

“Magnolia” means Magnolia Colombia Ltd.;

“MD&A” means the Company’s management’s discussion and analysis for the year ended November 30, 2020;

“OBCA” means the Business Corporation Act (Ontario), as it may be amended from time to time;

“Offering” means bought deal private placement offering of 21,250,000 units of the Company for gross proceeds of $8.5 million;

“PIPEDA” means the Personal Information Protection and Electronics Documents Act (Canada), as it may be amended from time to time;

“Purchase Agreement” means the agreement for the acquisition of all of the issued and outstanding membership interests in the capital of Complexity by the Company;

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“Reciprocity Acquisition” means the acquisition of all outstanding common shares of Reciprocity by GameSquare;

“RSU” means the restricted share units granted under the Restricted Share Unit Compensation Plan;

“Share Purchase Agreement” means share purchase agreement between GameSquare and Code Red related to the acquisition of all outstanding shares of Code Red by GameSquare;

“Spearhead: means 696406 Alberta Inc.;

“Stetson” means Stetson Oil & Gas Ltd.;

“Stock Options” means options granted under the Incentive Stock Option Plan;

“Stock Option Plan” means the Company’s Incentive Stock Option Plan;

“U.K.” means the United Kingdom;

“Underwriters” means the syndicate of underwriters on the Offering;

“U.S.” means the United States of America;

“Warrant” means Common Share purchase warrant; and

“Warrant Acceleration Right” means the right of the Company to accelerate the expiry date of the Warrants issued under the Offering by way of a written notice and press release if the daily volume weighted average trading price of the Common Shares on the CSE is greater than $1.00 per Common Share for the preceding 10 consecutive trading days.

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APPENDIX A

GAMESQUARE ESPORTS INC.

CHARTER OF THE AUDIT COMMITTEE

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART 1

Purpose: The purpose of the Committee is to:

(a)	significantly improve the quality of the Corporation’s financial reporting;
(b)	assist the Board to properly and fully discharge its responsibilities;
(c)	provide an avenue of enhanced communication between the Board and external auditors;
(d)	enhance the external auditor's independence;
(e)	increase the credibility and objectivity of financial reports; and
(f)	strengthen the role of the outside members of the Board by facilitating in depth discussions between Members, management and external auditors.

1.1 Definitions

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“Affiliate” means a company that is a subsidiary of another company or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Board” means the board of directors of the Corporation;

“Charter” means this audit committee charter;

“Corporation” means GameSquare Esports Inc.;

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

“Control Person” means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation, except where there is evidence showing that the holder of those securities does not materially affect control of the Corporation;

"executive officer" means an individual who is:

(a)	the chair of the Corporation;
(b)	the vice-chair of the Corporation;
(c)	the President of the Corporation;
(d)	the vice-president in charge of a principal business unit, division or function including sales, finance or production;
(e)	an officer of the Corporation or any of its subsidiary entities who performs a policy-making function in respect of the Corporation; or
(f)	any other individual who performs a policy-making function in respect of the Corporation;

“financially literate” has the meaning set forth in Section 1.3;

A-1

"immediate family member" means a person’s spouse, parent, child, sibling, mother or father-inlaw, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person’s immediate family member) who shares the individual's home;

“independent” has the meaning set forth in Section 1.2;

“Instrument” means National Instrument 52-110;

"MD&A" has the meaning ascribed to it in the National Instrument;

“Member” means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations; and

"non-audit services" means services other than audit services.

1.2 Meaning of Independence

1. A Member is independent if the Member has no direct or indirect material relationship with the Corporation.

2. For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgment.

3. Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Corporation:

(a)	a Control Person of the Corporation;
(b)	an Affiliate of the Corporation; and
(c)	an employee of the Corporation.

1.3 Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

PART 2

2.1 Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the Instrument.

2.2 Relationship with External Auditors – The Corporation will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3 Committee Responsibilities

1. The Committee shall be responsible for making the following recommendations to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and
(b)	the compensation of the external auditor.

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

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This responsibility shall include:

(a)	reviewing the audit plan with management and the external auditor;
(b)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(c)	questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)

reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

(f)	reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;
(g)	reviewing interim unaudited financial statements before release to the public;
(h)	reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and the MD&A;
(i)	reviewing any evaluation of internal controls by the external auditor, together with management's response;
(j)	reviewing the terms of reference of the internal auditor, if any;
(k)	reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and
(l)	reviewing the appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer's external auditor.

4. The Committee shall review the Corporation’s financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

5. The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and shall periodically assess the adequacy of those procedures.

6. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in the National Instrument, on a routine basis, whether or not there is to be a change of auditor.

8. The Committee shall, as applicable, establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9. As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4 De Minimis Non-Audit Services – The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

(a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

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(b)	the Corporation or the relevant subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)

the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5 Delegation of Pre-Approval Function

1. The Committee may delegate to one or more independent Members the authority to preapprove non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1 Composition

1. The Committee shall be composed of a minimum of three Members.

2. Every Member shall be a director of the issuer.

3. The majority of Members shall be independent.

4. Every audit committee member shall be financially literate.

PART 4

4.1 Authority – Until the replacement of this Charter, the Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)	set and pay the compensation for any advisors employed by the Committee;
(c)	communicate directly with the internal and external auditors; and
(d)	recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1 Disclosure in Information Circular -- If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

PART 6

6.1 Meetings

1. Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

2. Opportunities shall be afforded periodically to the external auditor, the internal auditor, if any, and to members of senior management to meet separately with the Members.

3. Minutes shall be kept of all meetings of the Committee.

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